Mail Stop 3561

October 20, 2006

Mr. Kevin G. Moug
Chief Financial Officer
Otter Tail Corporation
215 South Cascade Street, Box 496
Fergus Falls, Minnesota

      RE: Otter Tail Corporation
               Form 10-K for Fiscal Year Ended December 31, 2005
               Form 10-Q for Quarterly Period Ended March 31, 2006
               Form 10-Q for Quarterly Period Ended June 30, 2006
               Filed March 15, 2006, May 10, 2006 and August 9, 2006
               File No. 0-368

Dear Mr. Moug:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               James A. Allegretto
               Senior Assistant Chief
               Accountant